April 21, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, DC 20549

Attn: Rufus Decker

Re:	Crane Co.

Form 10-K for the fiscal year ended December 31, 2008

Definitive Proxy Statement filed March 6, 2009

File No. 1-1657

Dear Mr. Decker:

We are in receipt of the Staff’s comments set forth in its letter dated April 15, 2009 relating to the above-referenced filings. As we discussed in our telephone conversation today, the Company hereby confirms its expectation that, on or about May 8, 2009, it will provide the Staff with the Company’s response to those comments.

Sincerely,

/s/ Timothy J. MacCarrick
Vice President,
Chief Financial Officer

cc:

Eric C. Fast, President and Chief Executive Officer

Augustus I. duPont, Vice President, General Counsel and Secretary